February 12, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted February 3, 2025
           CIK No. 0002046919
Dear Larry Choi:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Note 2 - Summary of Significant Accounting Policies
Revision, page F-18

1. We note your response to comment 3 and revised disclosure on page F-18 discussing the revision to the previously issued financial statements for the error correction.
       Given the significant changes to your net cash generated from operating activities and cash used in financing activities resulting from the correction, it is unclear how such revisions are "immaterial." Further, we note that the auditor appears to have dual-
 February 12, 2025
Page 2

       dated the audit report on page F-2 to reflect the correction to the misstatement in the previously issued financial statements. Accordingly, please revise and ensure
       that the restated financial statements are labeled as    restated." In
addition, revise your
       disclosure on page F-18 to clarify accordingly and disclose all information required by
       ASC 250-10-50-7. Lastly, please update the audit report on page F-2 to include an explanatory paragraph. Refer to paragraph 16 of PCAOB Auditing Standard
(   AS   )
       2820.
       Please contact Katharine Garrett at 202-551-2332 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance